UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On December 31, 2023, NANO-X IMAGING LTD (the “Company”) held an Annual General Meeting of Shareholders at the Company’s offices at The Communications Center, Neve Ilan, Israel (the “Meeting”). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on November 16, 2023. Accordingly, at the Meeting, the shareholders of the Company approved the following proposals:

1.	The (i) re-election of each of Ran Poliakine, Dan Suesskind and So Young Shin as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified and (ii) election of Nehama Ronen as a Class I director for a one-year term to expire at the Company’s 2024 annual general meeting of shareholders, and until her successor is duly elected and qualified.

2.	The award of options to the non-executive directors who shall serve in such capacity immediately following the Meeting.

3.	The re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2023, and for such additional period until our next annual general meeting.

The information contained in this report hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: January 2, 2024

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